SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended August, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding and 12 August 2020
Exhibit 1.2	Director/PDMR Shareholding and 13 August 2020
Exhibit 1.3	Total Voting Rights dated 01 September 2020

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or person closely associated

EDIP performance shares 2020-2022 award

BP p.l.c. (the "Company") announces that, on 11 August 2020, conditional performance share awards (the "Awards") were made under the BP Executive Directors' Incentive Plan (the "Plan").  The Awards follow the approval by shareholders of the directors' remuneration policy (the "Policy") and Plan rules at the annual general meeting held on 27 May 2020.

In assessing the pricing of these awards, as well as the performance conditions attaching to them, the Remuneration Committee (the "Committee") has carefully considered recent market conditions, the new strategy, targets and aims to achieve bp's net zero ambition, as announced on 4 August 2020, whilst also having regard to the interests of investors with whom it has consulted.

Level of award
The Committee has decided to maintain award levels at 500% of base salary for the chief executive officer and 450% for the chief financial officer, in line with the Policy, and in calculating the number of bp shares over which these awards have been made, has decided to apply the average price of bp shares over the 90 dealing days prior to the grant date.  In determining these factors, the Committee has been very mindful of investor views regarding the appropriateness of the pricing at which shares are granted and hence the number of shares awarded.  In selecting 90 dealing days as the basis for pricing, the Committee reviewed share price data for other time periods and concluded that 90 days represents a reasonable basis for the grants.  In tracking the performance conditions attaching to these awards, the Committee commits to shareholders that it intends to be guided by the shareholder experience over the course of the three-year performance period (2020-2022).  Recipients of these Awards are being advised that the Committee retains discretion to adjust the formulaic reward outcome at the time of vesting should it not reflect the shareholder experience over the performance period or be otherwise inconsistent with the magnitude of award contemplated.

Performance conditions
As set out in the Policy, Awards will vest relative to performance achieved against a combination of the following financial and strategic measures:

●
Relative total shareholder return (40%) assessed against a benchmarking group, comprising Chevron, Eni, Equinor, Exxon, Repsol, Shell and Total;
●
Return on average capital employed (30%). This will be assessed on a three-year average basis, with no adjustment for market conditions; and
●
Low carbon/energy transition (30%).

More details, including the specific targets for the low carbon/energy transition category will be outlined after the capital markets day in September and included in the 2020 bp Annual Report and Form 20-F.

Number of shares subject to award

Name	Award
Bernard Looney	2,076,677 ordinary shares
Murray Auchincloss	999,201 ordinary shares

These awards will vest in three years and in proportion to the outcomes measured through the performance scorecard, with a holding period that requires the shares to be retained for a further three years.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	2,076,677 restricted share units (in the form of ordinary shares) awarded under the BP Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,076,677
d)	Aggregated information - Volume - Price - Total	2,076,677 Nil consideration. Market value £3.13 Nil. Market value £6,499,999.01
e)	Date of the transaction	11 August 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	999,201 restricted share units (in the form of ordinary shares) awarded under the BP Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	999,201
d)	Aggregated information - Volume - Price - Total	999,201 Nil consideration. Market value £3.13 Nil. Market value £3,127,499.13
e)	Date of the transaction	11 August 2020
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.8725	110
d)	Aggregated information - Volume - Price - Total	110 £2.8725 £315.98
e)	Date of the transaction	10 August 2020
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.3

BP p.l.c.
Total voting rights and share capital

As at 31 August 2020, the issued share capital of BP p.l.c. comprised 20,264,386,728 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,151,395,622. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,269,469,228. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 September 2020
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary